Exhibit (d)(17)

Renesas Electronics Europe GmbH

a limited liability company under the Laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH)

Arcadiastrasse 10 – 40472 Düsseldorf, Germany,

registered with the German trade register under number HRB 3708

(the “Purchaser”)

Attn:	Sequans Communications SA
Les Portes de la Défense 15-55 boulevard Charles de Gaulle 92700 Colombes
France
(the “Company”)

Project Sting – Commitment Letter

Strictly confidential

December 28, 2023.

Dear M. Karam,

Reference is made to the memorandum of understanding of August 4, 2023 (as amended from time to time in accordance with its terms, the “MoU”) entered into between the Company and Renesas Electronics Corporation, a Japanese corporation, with its registered office at 3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan, registered under number 0200-01-075701 (the “Parent”), under which Parent undertakes, through a tender offer governed by the laws of the United States of America and initiated by Purchaser, to purchase with cash, subject to certain conditions set forth in the MoU, all outstanding Company Shares and ADSs issued by the Company for USD 0.7575 per Company Share and USD 3.03 per ADS (the “Offer”).

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the MoU and the Demerger Agreement.

1.

We, Renesas Electronics Europe GmbH, the Purchaser, hereby undertake to, subject to the terms and conditions of this letter, make a contribution to the Company, directly or through Affiliates, and at the latest on the date of completion of the Demerger and immediately prior to the completion of the Demerger, by any means whatsoever, and in particular through:

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a.	the subscription(s) to one or more issuances of securities giving access directly to the share capital of the Company, in cash;

b.

the subscription(s) to one or more issuances of securities giving access directly to the share capital of the Company, by offsetting the corresponding amount against receivables held by Purchaser or any of its Affiliates; or

c.	combination(s) of (a) and (b) above,

at the Offer Price per Company Share, for an amount in euros, amounting to the sum in euros necessary to restore the Company’s net assets position (situation nette) in the framework and as part of the contemplated Demerger transaction and immediately prior to the completion of the Demerger to a positive net assets position (situation nette) of €2,000,000.00 (two million euros), both at Effective Date (the “Equity Commitment 1”) and at Completion Date, based on (i) the currently available forecast of net asset position or (ii) the latest actual figure of net asset position available at the Completion Date (the “Equity Commitment 2”), within the limit of a total subscription(s) amount of €30,000,000.00 (thirty million euros) (Equity Commitment 1 and Equity Commitment 2 being designated together as “Equity Commitments”). Notwithstanding the foregoing, in the event that the issuance of ordinary shares of the Company in satisfaction of the obligations in this paragraph 1 would be prohibited by the Exchange Act (as determined in good faith by the Purchaser), then each of the Purchaser and the Company shall work in good faith to provide for the issuance of a separate class of securities of the Company, which issuance would satisfy both the Equity Commitments and the rules and regulations promulgated under the Exchange Act.

2.

The undertaking of Purchaser in accordance with paragraph 1 hereof is subject to the following cumulative conditions: (i) the consummation of the Offer in accordance with the MoU; (ii) the adoption of the Demerger Resolution and the Merger Resolution at the GM (or a subsequent GM, if any), (iii) the satisfaction (or waiver) of the Conditions Precedent provided under Clause 7 of the Demerger Agreement in accordance with its terms; and (iv) the MoU and the Demerger Agreement not having been terminated or rescinded.

3.

This letter will immediately and automatically terminate, without any formalities, at the earliest of: (i) the completion by Purchaser of the Equity Commitments in accordance with paragraph 1 hereof, (ii) the date of termination or cancellation or rescission or expiry of the MoU or the Demerger Agreement in accordance with their terms and (iii) May 1st, 2024.

4.

This letter is personal to the parties thereto. Accordingly, this letter and the benefit of all or any of the rights or obligations under this letter cannot be assigned or otherwise transferred to a third party by any of the parties hereto without the prior written consent of the other party.

5.	This letter (and any contractual or non-contractual obligation arising out of or in connection with it) shall be governed by, and construed, in accordance with French law.

6.

Any dispute arising out of or in connection with this letter (including without limitation with respect to the existence, validity, performance, termination and interpretation of this letter and any non-contractual obligation arising out of or in connection with this letter) shall be submitted to the exclusive jurisdiction of the Commercial Court of Paris (Tribunal de commerce de Paris).

7.

As an express agreement on proof, Purchaser and the Company have agreed to sign this letter electronically, in accordance with the provisions of Articles 1366 et seq. of the Civil Code, through the www.docusign.com service and to designate Colombes (France) as the place of signature.

Yours sincerely,

/s/ Carsten Jauch
Purchaser
By: Mr. Carsten Jauch
Title: Managing Director
Duly authorised

Acknowledged and agreed by the Company on December 28, 2023:

/s/ Georges Karam
Sequans Communications SA
By: Mr. Georges Karam
Title: Président Directeur Général
Duly authorised

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